January 3, 2010

Mark P. Shuman

Branch Chief—Legal

Courtney Haseley

United States

Securities and Exchange Commission

Washington D.C. 20549

RE:

Western Lucrative Enterprises, Inc.

 Post Effective Amendment No. 1 to

Registration Statement on Form S-1

Filed November 22, 2010

File No.  333-0152950

Dear Mr. Shuman:

The following are the registrants responses to you comment letter regarding our post effective amendment.

General

1.

Your registration statement was initially declared effective on May 14, 2009 with audited financial statements through July 22, 2008.   Please advise as to whether any offers or sales were made after November 22, 2009 under this registration statement.

No offers or sales were made after November 22, 2009 under this registration statement.

2.

We note that the Form S-1 filed by the company on August 12, 2008, as amended, indicates a fiscal year end of June 30.  Yet, the company filed a quarterly report on Form 10Q for the three month period ended June 30, 2009, rather than an annual report on Form 10-K for the year ended June 30, 2009.  Accordingly, it appears as though the company changed its fiscal year from that used in its then most recent filing with the Commission.  However, no corresponding current report on Form 8-K pursuant to Item 5.03 has been filed.   Please tell us when you changed your fiscal year and why such event was not reported pursuant to a Form 8-K.

The 8K disclosing this is filed concurrently with this amendment.

3.

Your prospectus does not conform to Section 10 of the Securities Act of 1933 or the Requirements of Form S-1.   We note that your post-effective amendment merely contains audited financial statements for the periods of inception to December 31, 2008 and December 31, 2009.     Please be advised that any amendment to a prospectus, including post effective amendments required by Section 10(a)(3) and Rule 415 of the Securities Act of 1933 must be complete in all respects.   Revise your filing to ensure that all required items of Form S-1  are contained in your amendment and update your prospectus to a reasonably current date.  See the first sentence of Rule 472(b) of the Securities Act of 1933.

Revised.    The issuer believes that this amendment is filed pursuant to Item 512 of Regulations S-K.   The last sentence of Rule 472(b) states:

Notwithstanding the foregoing provisions of this paragraph, only copies of the changed pages of the prospectus, and the cross reference sheet if amended, need be included in an amendment filed pursuant to an undertaking referred to in Item 512(d) of Regulation S-K .

The Company acknowledges that:

•

should the commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any preceding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours;

/s/ Neville Pearson

Neville Pearson, President

Western Lucrative Enterprises, Inc.

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